EXHIBIT 99.1

SUPPLEMENTAL DISCLOSURE OF PSIVIDA LIMITED, DATED MAY 15, 2007, RELATED TO THE AMENDED AND RESTATED SECOND AMENDMENT AGREEMENT, DATED AS OF MAY 15, 2007.

THIS SUPPLEMENTAL DISCLOSURE SHALL NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES DESCRIBED HEREIN.

THE SECURITIES DESCRIBED HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM REGISTRATION REQUIREMENTS.

IN ACCORDANCE WITH GENERAL INSTRUCTION B OF FORM 6-K, THE INFORMATION SET FORTH IN THIS SUPPLEMENTAL DISCLOSURE SHALL NOT BE DEEMED TO BE “FILED” FOR PURPOSES OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE “EXCHANGE ACT”), OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION, NOR SHALL SUCH INFORMATION BE DEEMED INCORPORATED BY REFERENCE IN ANY FILING UNDER THE SECURITIES ACT OR THE EXCHANGE ACT, EXCEPT AS SHALL BE EXPRESSLY SET FORTH BY SPECIFIC REFERENCE IN SUCH A FILING. THE INFORMATION SET FORTH IN THIS SUPPLEMENTAL DISCLOSURE SHALL NOT BE DEEMED AN ADMISSION AS TO THE MATERIALITY OF ANY INFORMATION IN THIS SUPPLEMENTAL DISCLOSURE.

The following is a summary of the terms of the transactions contemplated by the Amended and Restated Second Amendment Agreement. This summary is not intended to be complete and is qualified in its entirety by reference to the attachments to this Supplemental Disclosure.

1.	Amendment Agreement

pSivida Limited (“pSivida”) and an institutional investor (the “Investor”) entered into an Amended and Restated Second Amendment Agreement dated as of May 15, 2007 (the “Second Amendment Agreement”), providing for, among other things, the redemption of the Amended and Restated Subordinated Convertible Note, dated November 16, 2005 (the “Existing Notes”), purchased in connection with the Securities Purchase Agreement, dated October 5, 2005, by and between the same parties. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings ascribed to them in the Second Amendment Agreement and, if not defined therein, the Existing Notes.

Under the Second Amendment Agreement, pSivida will redeem the Existing Notes and issue: (i) the Series D Warrants which shall be exercisable at $2.00 per ADS to purchase Four Million (4,000,000) ADSs, (ii) the Series E Warrants which shall be exercisable at $1.57 per ADS to purchase Four Million (4,000,000) ADSs, (iii) the Series F Warrants which shall be exercisable at $1.95 per ADS to purchase One Million (1,000,000) ADSs and (iv) the Series G Warrants which shall be exercisable at $1.21 per ADS to purchase Two Million Three Hundred Forty One Thousand Three Hundred Forty Seven (2,341,347) ADSs and amend and restate the existing registration rights agreement, and waive any penalties incurred as a result of the delay in effectiveness of the registration statement filed in connection with the existing Registration Rights Agreement.

Under the Second Amendment Agreement, the Investor has agreed to surrender the Existing Notes to pSivida, terminate and waive all rights associated with (i) the security interest granted by pSivida on the Collateral for the benefit of the holders of the Existing Notes, (ii) the Guaranty by pSivida in favor of the Investor, and (iii) the Subordination Agreements. In addition, the Interest Payment Amount shall be deemed paid in full to the Investor, the Investor shall waive all defaults and Events of Default under the Existing Notes and Transaction Documents and shall release pSivida from all obligations under the Existing Notes.

The Second Amendment Agreement is furnished on the Form 6-K to which this Supplemental Disclosure is also an Exhibit.. The Second Amendment Agreement contains representations and warranties that pSivida and the Investor made to each other as of the date of the Second Amendment Agreement or other specific dates, and such representations and warranties should not be relied upon by any other person.

2.	Warrants:

The following is a summary of the terms of the warrants:

•	The warrants constitute options to acquire ADSs at any time on or before the fifth anniversary of the issuance of the warrant.

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The per ADS exercise price under the warrant may be adjusted under certain circumstances, including, among others, in the event pSivida issues securities at a lower price than the price at which the warrant may be exercised or pSivida makes a pro rata issuance to shareholders.

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There is a limit of 4.99% in respect of the Investor and its affiliates’ beneficial ownership in pSivida, which may prevent it from exercising part of the warrant (this limit may be increased or decreased by the Investor upon written notice to pSivida).

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If there is a fundamental transaction (such as a transaction which involves a change in control of pSivida or a transfer of substantially all of its assets), pSivida will use its best endeavors to procure that the successor entity assumes all of the obligations of pSivida under the warrant.

The Series D, Series E, Series F and Series G Warrants are furnished on the Form 6-K to which this Supplemental Disclosure is also an Exhibit.

3.	Second Amended and Restated Registration Rights Agreement:

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Under the Second Amended and Restated Registration Rights Agreement, pSivida has agreed to register the ordinary shares underlying the Series A Warrant Shares, the Series C Warrant Shares, the Series D Warrant Shares, the Series E Warrant Shares, the Series F Warrant Shares, the Series G Warrant Shares and any shares of capital stock issued or issuable with respect to the Series A Warrant Shares, the Series C Warrant Shares, the Series D Warrant Shares, the Series E Warrant Shares or the Series F Warrant Shares or the Series G Warrant Shares as a result of any stock split, stock dividend, recapitalization, exchange or similar event or otherwise.

The Second Amended and Restated Registration Rights Agreement is furnished on the Form 6-K to which this Supplemental Disclosure is also an Exhibit.